BRENTWOOD
CAPITAL
ADVISORS

BRENTWOOD CAPITAL ADVISORS LLC
Audited Financial Statements
December 31, 2024

Table of Contents

Cherry Bekaert LLP

Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Members
Brentwood Capital Advisors LLC
Brentwood, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brentwood Capital Advisors LLC (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. Section 15c3-3 and is filing its Exemption Report relying on footnote 74 to Securities Exchange Commission ("SEC") Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to conducting business activities as an investment banking firm providing private placement services and (2) the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception). The Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Nashville, Tennessee
March 31, 2025

BRENTWOOD CAPITAL ADVISORS LLC
Statement of Financial Condition
December 31, 2024

ASSETS

CURRENT ASSETS	
Cash	$ 1,983,020
Accounts receivable, net	356,313
Prepaid expenses	6,553
	2,345,886
Property and equipment, net	1,133,618
Operating leasehold right of use asset, net	2,688,517
	3,822,135
TOTAL ASSETS	$ 6,168,021

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 220,395
Current portion of lease liability	199,267
Deferred revenue	129,125
TOTAL CURRENT LIABILITIES	548,787
Long Term Liabilities	
Lease liability, net of current portion	2,691,924
TOTAL LIABILITIES	3,240,711
MEMBERS' EQUITY	2,927,310
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 6,168,021

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS LLC
Notes to the Financial Statements
December 31, 2024

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Brentwood Capital Advisors, LLC (the Company) is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional investors in addition to providing mergers and acquisition financial advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA), which is the governing body for the broker-dealer industry created by the July 2007 merger of NASD and NYSE Regulation.

This summary of significant accounting policies of Brentwood Capital Advisors, LLC is presented to assist in understanding Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of presentation

The financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Income taxes

The Company is taxed as a partnership under the Internal Revenue Code and applicable state statutes, and, therefore, the Company's income flows through to the members to be taxed at the individual level rather than the corporate level. Accordingly, the Company will have no tax liability (with limited exceptions) as long as the partnership election is in effect.

The Company has adopted the effective accounting standards within FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes,* which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. To the extent that all or a portion of the benefits of an income tax position are not recognized, a liability would be recognized for the unrecognized benefits, along with any interest and penalties that would result from disallowance of the position. These standards also provide guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods and disclosure. Based on the results of management's evaluation, the Company has no material uncertain tax positions to be accounted for in the financial statements for the year ended December 31, 2024.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its shareholders will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal income tax returns have a three year statute of limitations.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory agreement is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

Trade accounts receivable are stated net of allowance for doubtful accounts. The allowance for credit losses is based on the Company's expectation of the collectability of fees utilizing the Current Expected Credit Losses framework. The Company's expectation is that the credit risk associated with receivables due from clients with which it conducts business are that the client will not fulfill its contractual obligation.

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in a fee receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company recognized an allowance for credit losses in the amount of $39,590 as of the year ended December 31, 2024.

Property and Equipment

Property and equipment is stated at cost. Expenses for repairs and maintenance are expensed as incurred. Depreciation is provided over the assets' estimated useful lives using the straight-line and declining-balance methods. Estimated useful lives range from 5-10 years. Depreciation and amortization expense for the year ended December 31, 2024, totaled $132,612. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. The Company determined there was no impairment as of December 31, 2024.

Lease Accounting

The lease standard establishes a right of use ("ROU") model that requires a lessee to establish a ROU asset and liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition on the income statement. Upon implementation of the new lease standard, on January 1, 2022 the Company elected a package of practical expedients permitted under the transition guidance of the new standard, which among other things allowed us to carry forward the historical lease classification of those leases already in place.

The Company determines if an arrangement in a lease at inception. The operating lease agreements are primarily for office space and are included within operating lease ROU assets and liabilities on the balance sheet as of December 31, 2024.

ROU assets represent our right to use an underlying asset for the lease terms, and ROU liabilities represent our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the commencement date based upon the present value of lease payments over the lease term. Our variable lease payments consist of non-lease services related to the lease. Variable lease payments are excluded from the ROU assets and liabilities and are recognized in periods where the obligation for those payments occur. As our leases do not provide an incremental rate, we use our implicit borrowing rate, based upon the information available at the commencement date in determining the present value of lease payments. ROU assets also include any lease payments made and exclude lease incentives, if any. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

BRENTWOOD CAPITAL ADVISORS LLC
Notes to the Financial Statements
December 31, 2024

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

- Current Assets and Liabilities: The carrying values of these items approximate their fair values due to the short maturities of these instruments.
- Other Assets: The carrying values of these items reflect cost which management believes approximates fair value.

Member's Compensation

Payments to partners for compensation and benefits are accounted for as partnership expenses and presented as operating expenses on the statement of operations rather than as an allocation of partnership net income.

Date of Management's Review

Management has evaluated all events through March 31, 2025, which is the date the financial statements were issued, and determined that there are no subsequent events that require disclosure.

NOTE 2 – CREDIT RISK AND OTHER CONCENTRATIONS

The Company maintains its cash in bank deposit accounts at regional financial institutions, which at times, may exceed the FDIC limit. The Company has not experienced any losses in such accounts, therefore management does not believe it is exposed to any significant credit risk related to cash and cash equivalents. At December 31, 2024, the Company's uninsured cash balance totaled $1,733,020.

NOTE 3 – PROPERTY AND EQUIPMENT, net

A summary of property and equipment, net, as of December 31, 2024, is as follows:

Office Equipment	$369,771
Furniture and fixtures	642,829
Leasehold Improvements	912,029
	1,924,629
Accumulated depreciation and amortization	791,011
	$1,133,618

NOTE 4 - RETIREMENT PLANS

401(k) Profit Sharing Plan
The Company sponsors a profit sharing plan for qualified employees. Company contributions are made at management's discretion. Contributions to the Plan totaled $525,238 for the year ending December 31, 2024.

NOTE 5 - LEASE COMMITMENTS

The Company has obligations as a lessee for office space with a noncancelable term in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The office lease expires December 31, 2033. Rent expense for the year ended December 31, 2024, was $616,153. For purposes of the Statement of Cash Flows, $202,674 of net change in Right-of-Use asset and payments of $176,974 are included in Operating Lease Liability.

Amounts reported in the balance sheet as of December 31, 2024, were as follows:
Operating lease:
Operating lease Right-of-Use ("ROU") asset $2,688,517
Operating lease liability $2,891,191

Other information related to leases as of December 31, 2024 was as follows:

ROU assets obtained in exchange for lease liabilities:
Operating leases $2,688,517

The Company has elected to utilize the incremental borrowing rate of 7.13% as of December 31, 2024 to calculate lease assets and liabilities.

NOTE 5 - LEASE COMMITMENTS (continued)

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancelable leases as of December 31, 2024 are as follows:

	Operating
2025	396,707
2026	406,628
2027	416,794
2028	427,214
2029	437,894
Thereafter	1,863,823
Total Undiscounted Cash Flows	3,949,063
Less: Present Value Discount	(1,057,871)
Total Lease Liabilities	2,891,191

NOTE 6 - NET CAPITAL REQUIREMENTS AND OTHER RESTRICTIONS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000. At December 31, 2024, the Company had positive net capital of $1,633,500 which was $1,596,687 above its required net capital of $36,813.

NOTE 7 – RELATED PARTIES

The Company is related to several other entities through common ownership. The following entities are related parties:

Entity	Description
Brentwood Capital Partners, L.P. (BCP)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Capital Partners, L.P. II (BCP II)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Capital Partners, L.P. III (BCP III)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Equity Management, LLC (BEM)	General partner of BCP – responsible for all investment and management decisions of BCP, for which it receives annual management fees equal to 2% of BCP's committed capital, due in quarterly installments. In turn, BEM remits to BCA all management fees received via an advisory services agreement. BEM is owned by the members owning BCA.
Brentwood Equity Management, LLC III (BEM III)	General partner of BCP III – responsible for all investment and management decisions of BCP III, for which it receives annual management fees equal to 2% of BCP III's committed capital, due in quarterly installments. In turn, BEM III remits to BCA all management fees received via an advisory services agreement. BEM is owned by the members owning BCA.

NOTE 7 – RELATED PARTIES(Continued)

Brentwood Equity Partners LP (BEP)	Special limited partner of BCP and BCP II. BEP receives a carried interest equal to 20% of BCP's profits, after the other partners have received a complete return of their capital contributions. BEP is wholly controlled by BEM.
Brentwood Equity Partners LP III (BEP III)	Special limited partner of BCP III. BEP III receives a carried interest equal to 20% of BCP's profits, after the other partners have received a complete return of their capital contributions. BEP III is wholly controlled by BEM III.
PEP-PGI, L.P.	Limited partnership organized for the purposes of acquiring, holding and selling interests in a specific portfolio entity. The management and control of PEP-PGI, L.P. rest exclusively with its general partner, BEM.
PEP-hyperWallet, L.P.	Limited partnership organized for the purposes of acquiring, holding and selling interests in a specific portfolio entity. The management and control of PEP-hyperWallet, L.P. rest exclusively with its general partner, BEM.

For the year ended December 31, 2024, the Company received $2,473,820 in investment advisory services per the agreement with BCP II and BCP III noted above, which are recorded as revenue on the Statement of Operations and Members' Equity. For the year ended December 31, 2024 the Company was owed $86,320 by BCP II, which is included in accounts receivable, net on the statement of financial condition.

NOTE 8 –SECURITES INVESTOR PROTECTION CORPORATION

As a registered broker-dealer, the Company is a member of the Securities Investor Protection Corporation. Revenue in the Statement of Operations includes $28,251 of expenses reimbursed by clients which are not subject to the annual SIPC assessment.

NOTE 9 – COMMITMENT

The Company has entered into a 3-year commitment with the Nashville Predators for season tickets. The agreement will expire on June 30, 2025. The cost to the Company will be for the year ended December 31:

2025	$29,160

NOTE 10- SEGMENT REPORTING

As of January 1, 2024, the Company adopted the Accounting Standards Updates ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure issued by the Financial Accounting Standards Board ("FASB"). The guidance primarily requires all public entities, including those with a single reportable segment to disclose additional information about a reportable segment's expenses and enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted, and are to be applied on a retrospective basis.

The Company operates in a single line of business as a securities broker-dealer, which is comprised of underwriting and financial advisory services. Refer to primary financial statements for further information as the single operating segment is the entire entity of the Company. The Company has identified its President as the chief operating decision maker ("CODM"), who uses who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 18.2% of its total revenues from a single external customer in 2024.

NOTE 11- MEMBER'S EQUITY ADJUSTMENT

During 2024, Management determined a prior period adjustment was necessary to correct an error relating to revenue recognition of management fee income. A portion of 2017 and 2018 previously earned, but unrecorded and uncollected management fees derived from services performed on behalf of Brentwood Equity Management, LLC for Brentwood Capital Partners II were paid in cash in 2024. The net effect of this correction was to increase beginning Members' Equity and cash by $527,320 as of January 1, 2024.